

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Gordon Lee
Chief Executive Officer
AGBA Acquisition Limited
Room 1108, 11th Floor, Block B
New Mandarin Plaza, 14 Science Museum Road
Tsimshatsui East, Kowloon, Hong Kong

  Re: AGBA Acquisition Limited
  Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A
  Filed September 2, 2022
  File No. 001-38909

Dear Mr. Lee:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Amendment No. 5 to Preliminary Proxy Statement on Form 14A

General

1.   We note your response to our prior comment 1 and reissue in part. Please revise your disclosure throughout to remove references to effectiveness of a registration statement on Form S-1 for the AGBA Shares comprising the Aggregate Stock Consideration as a condition precedent to closing the proposed merger, as for example on page 29.

2.   We note your response to our prior comment 1 that you plan to amend the registration statement on Form S-1 to only include the contemplated PIPE transaction and remove shares to be issued to TAG as aggregate consideration. Please withdraw that previously filed registration statement, as the PIPE transaction was not included in the previously filed Form S-1, nor does it appear that the PIPE transaction was complete prior to filing that Form S-1.

Questions and Answers About the Proposals for AGBA Shareholders, page 1

3.   Please include a separate Question and Answer regarding the distribution of the Aggregate Stock Consideration to TAG's ultimate beneficial shareholders. Please also include a separate Question and Answer to explain how many shares TAG will retain after the distribution of the Aggregate Stock Consideration to TAG's ultimate beneficial shareholders.

Post-Business Combination Structure and Impact on the Public Float, page 33

4.   Please revise the post-merger chart here and on page 119 to identify TAG's (TAG Holdings Ltd.) "ultimate parent" and its beneficial shareholders, including percentages of ownership. Please also include the ultimate beneficial shareholders of TAG in the chart showing the ownership structure of TAG immediately following the OPH Merger, on page 32. In your response letter to us, please also include a chart illustrating the organizational structure of the post-combination company after the distribution by TAG of 100% of the Aggregate Stock Consideration to its ultimate beneficial shareholders.

5.   We note your response to our prior comment 2 and your disclosure here and on page 118 that "following Closing, the second and third phases of the distribution process after the initial distribution at Closing of 100% of the Aggregate Stock Consideration to TAG shall involve the filing of a resale registration statement on Form S-1 to register the distribution of the Aggregate Stock Consideration from TAG to its ultimate beneficial shareholders; followed by the filing of a resale registration statement on Form S-1 to register the resale of 100% of the Aggregate Stock Consideration by the ultimate beneficial shareholders." As part of your response, please explain the reason for the post-closing distribution to TAG's ultimate beneficial shareholders, as those shareholders would appear to already have beneficial ownership of the securities. Also, we note that the Aggregate Stock Consideration will be issued to TAG. Please explain the exemption relied upon for that step of the transaction. In a prior response you said that the issuance would be to TAG's sole shareholder, but in the most recent response you indicate that there are approximately 4,000 beneficial shareholders of TAG. Please explain to us step-by-step what actions TAG plans to take to distribute shares received in the merger transaction to its "ultimate beneficial shareholders." In addition, tell us which exemptions from registration you plan to rely on at each step, if any. Your disclosure should describe clearly at each step (1) what transactions or registrations are taking place, (2) what exemptions you are relying on, if any, and (3) what shares TAG will own before and after each step/transaction.

Consideration, page 119

6.   We note your disclosure here that "[a]t the effective time of the Acquisition Merger, among other things, all equity securities of each of B2B and Fintech issued and outstanding as of immediately prior to the effective time of the Acquisition Merger shall be cancelled and automatically converted into TAG's right, as sole shareholder of B2B

and Fintech, to direct receipt of the Aggregate Stock Consideration in compliance with any applicable laws." Please revise to clarify that the meger shares will be issued to TAG, if true.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of the TAG Business</u>
<u>Liquidity and Capital Resources, page 233</u>

7. We note your response to prior comment 4. Please revise pages 233 and F-106 to disclose, if true, that after the US$26.0 million of payments reduced the cash balance to US$12.6 million, you had US$4.1 million of "Other operating cash inflows, net" that increased unrestricted cash to US$16.7 million at March 31, 2022.

<u>Security Ownership of Certain Beneficial Owners and Management, page 271</u>

8. We note your response to our prior comment 2 and reissue in part. Please refer to footnote 7 to the beneficial ownership table on page 272 and expand the disclosure to clarify the percentage holdings of each entity in TAG, and what percentage of the Post-Combination company each entity will own after the distribution. Please also include the natural person for each entity who has dispositive control over the securities in the Security Ownership section. In the disclosure accompanying the charts showing the Post-Business combination structure, please clarify what percentage of the Aggregate Stock Consideration is anticipated to be registered for resale. We may have further comment upon reviewing your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at (202) 551-3368 or Bonnie Baynes at (202) 551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Giovanni Caruso, Esq.